Exhibit 99.1

Neo-Concept International Group Holdings Limited Celebrates Successful Acquisition

HONG KONG, Oct. 22, 2024 (GLOBE NEWSWIRE) -- Neo-Concept International Group Holdings Limited (Nasdaq: NCI) (“the Company”) is thrilled to announce the successful completion of its transformative acquisition of the intellectual property (IP) and research and development (R&D) capabilities from its affiliate, Neo-Concept (Holdings) Company Limited (“NCH”).

This strategic acquisition empowers NCI with full ownership of the esteemed “Les100Ciels” and “SIU” brands, along with all related trademarks and trade names. Additionally, the transfer includes NCH’s talented R&D teams, further enhancing NCI’s potential for innovation.

“This is a landmark moment for our company,” said Miss Eva Siu, Chairlady and CEO of NCI. “By gaining complete control over our brand assets, we are well-equipped to drive our growth initiative, particularly in the vibrant Middle East market.”

NCI’s Chief Financial Officer, Mr. Patrick Lau, highlighted the financial advantages of this acquisition: “This move not only simplifies our operational structure but also positions us to maximize shareholder returns as we expand our retail footprint across the globe.”

With the asset transfer now complete, NCI is excited to embark on this new journey, leveraging its enhanced capabilities to deliver innovative products and exceptional experiences to customers worldwide.

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-275242), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited (“NCI”) is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European and North American markets. It also sells its own branded apparel products under the brand “Les100Ciels” through retail stores in UK as well as the e-commerce platform www.les100ciels.com.

NCI is dedicated to minimizing its environmental footprint by implementing various eco-friendly practices. It prioritizes recycling, clean processes, and traceable sourcing as part of its commitment to reducing environmental impact. Additionally, NCI actively seeks sustainable solutions throughout the garment production process, aiming to meet the needs of its customers in an environmentally responsible manner.

Enquiries:

Neo-Concept International Group Holdings Limited Investor Relations Contact:

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong
(+852) 2798-8639
Email: ir@neo-ig.com